Exhibit (a)(5)(G)

STATE OF ILLINOIS	)
	)	SS
COUNTY OF COOK	)
IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
COUNTY DEPARTMENT, CHANCERY DIVISION

Superior Partners, on Behalf of Itself and All	)
Others Similarly Situated,	)	No.
)
Plaintiff,	)	Jury Trial Demanded
)
vs.	)
)
Leslie J. Jezuit, Bruce Reimer, Daniel P. Gorey,	)
Robert D. van Roijen, Lawrence C. McQuade,	)
Duane M. Tyler, Clifford D. Nastas, Quixote	)
Corporation and Trinity Industries, Inc.,	)
)
Defendants.	)
)
CLASS ACTION COMPLAINT
     Plaintiff, by its attorneys, alleges as and for its class action complaint, upon personal knowledge as to itself and its own acts, and as to all other matters upon information and belief, as follows:
NATURE OF THE ACTION
     1. This is a shareholder class action (the “Action”) on behalf of plaintiff and the other public stockholders of Quixote Corporation (“Quixote” or the “Company”), against Quixote’s directors and Trinity Industries, Inc. The Action challenges defendants’ actions in causing Quixote to enter into an agreement (the “Sale Agreement”) pursuant to which THP Merger Co., a wholly owned subsidiary of Trinity Industries, Inc. (collectively “Trinity”), will purchase, via a tender offer, all of the issued and outstanding shares of the Company’s common stock for $6.38 per share in cash (the “Tender Offer”) in a transaction which protects and advances the interests of Quixote’s directors to the detriment of plaintiff and Quixote’s other public shareholders. Specifically, as further alleged below, all of Quixote’s directors will receive personal compensation in connection with the Sale Agreement - compensation that they would not otherwise receive at this time absent the Sale Agreement. This conflict of interest caused these directors to be unable to fairly and thoroughly evaluate the Sale Agreement to ensure that it is in the best interest of Quixote’s public shareholders. The Action also challenges defendants’ efforts to conceal material information from plaintiff and Quixote’s other public shareholders in conjunction with the Sale Agreement and the Tender Offer — in the Recommendation Statement Quixote directors caused Quixote to file with the SEC and mail to Quixote shareholders on or about January 7, 2010 in connection with recommending that shareholders tender their shares (the “Recommendation Statement”).
JURISDICTION
     2. This Court has jurisdiction over this action because Quixote is headquartered in this State and because the improper conduct alleged in this Complaint occurred in and/or was directed at Illinois. Additionally, this Court has jurisdiction over each of the defendants because their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, this State.
     3. Venue is proper in this Court pursuant to Illinois Code of Civil Procedure 2-101 and 2-102 since Quixote’s principal place of business is located in Cook county, and the defendants’ wrongful acts arose in this county.

     4. This action challenges the internal affairs or governance of Quixote and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).
PARTIES
     5. Plaintiff Superior Partners owned shares of Quixote common stock at all relevant times and continues to own such shares.
     6. Defendant Quixote is a publicly traded corporation with its executive offices at 35 East Wacker Drive, Chicago, Illinois 60601. Quixote, through its subsidiaries, develops, manufactures, and markets highway and transportation safety products. The Company sells its products through its direct sales force and a distribution network to customers in the highway construction and safety business, local governments, airports, state and municipal departments of transportation, and other governmental transportation agencies. The Company was formerly known as Energy Absorption Systems, Inc. and changed its name to Quixote Corporation in June 1980. The Company is listed on the NASDAQ Stock Market under the symbol “QUIX”.
     7. Defendant Leslie J. Jezuit (“Jezuit”) has served a director of the Company since May 1997. Jezuit is also the Chairman of Quixote’s board of directors (the “Board”). Previously, Jezuit served as the Company’s President and Chief Operating Officer (from 1996) and Chief Executive Officer (from 1999) until his retirement from those positions on December 31, 2008. Jezuit is also Chairman of each of the Company’s subsidiaries. In connection with the Sale Agreement, Jezuit is entitled to receive (i) a cash payment of approximately $22,400.00 for his unvested options and (ii) a cash payment of an undisclosed amount for his shares underlying restricted stock awards (the

“Restricted Stock Shares”). In addition, Jezuit will be granted the right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Jezuit because Quixote is headquartered in Illinois and many of Jezuit’s actions challenged in this Complaint occurred in, or were directed at, this State.
     8. Defendant Bruce Reimer (“Reimer”) has served a director of the Company at all relevant times. Reimer was appointed President and Chief Executive Officer of the Company effective January 1, 2009. Additionally, Reimer also serves as Chief Executive Officer and a director of each of the Company’s subsidiaries. Previously Reimer served as President of the Company’s Inform Segment and as Executive Vice President of Highway Information Systems, Inc., Surface Systems, Inc. and Nu-Metrics, Inc., the three companies comprising Quixote’s Inform Segment, from 2004 until 2009. From 2000 to 2004, Reimer was Vice President and General Manager of Highway Information Systems, Inc. In connection with the Sale Agreement, Reimer is entitled to receive (i) a cash payment of an undisclosed amount for his Restricted Stock Shares and (ii) an aggregate lump sum cash payment of $1,171,839.00 pursuant to his severance and change of control agreements with the Company. In addition, Reimer will be granted the right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Reimer because Quixote is headquartered in Illinois and many of Reimer’s actions challenged in this Complaint occurred in, or were directed at, this State.
     9. Defendant Daniel P. Gorey (“Gorey”) has served a director of the Company since August 2001. Gorey has been employed by the Company since 1984 and has served as an Executive Vice President of the Company since January 2009, as a Vice President of the Company since May 1994 and as the Company’s Chief Financial Officer and Treasurer since November 1996. Gorey is also Executive Vice President, Treasurer and a director of each of the Company’s subsidiaries. In connection with the Sale Agreement, Gorey is entitled to receive (i) a cash payment of approximately $172,000.00 for his unvested options, (ii) a cash payment of an undisclosed amount for his Restricted Stock Shares and (iii) an aggregate lump sum cash payment of $1,688,981.00 pursuant to his severance and change of control agreements with the Company. In addition, Gorey will be granted the right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Gorey because Quixote is headquartered in Illinois and many of Gorey’s actions challenged in this Complaint occurred in, or were directed at, this State.
     10. Defendant Robert D. van Roijen (“van Roijen”) has served a director of the Company at all relevant times. In connection with the Sale Agreement, van Roijen is entitled to receive (i) a cash payment of approximately $22,400.00 for his unvested options, and (ii) a cash payment of an undisclosed amount for his Restricted Stock Shares. In addition, van Roijen will be granted the right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over van Roijen because Quixote is headquartered in Illinois and many of van Roijen’s actions challenged in this Complaint occurred in, or were directed at, this State.
     11. Defendant Lawrence C. McQuade (“McQuade”) has served a director of the Company at all relevant times. In connection with the Sale Agreement, McQuade is entitled to receive (i) a cash payment of approximately $22,400.00 for his unvested options and (ii) a cash payment of an undisclosed amount for his Restricted Stock Shares. In addition, McQuade will be granted the right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over McQuade because Quixote is headquartered in Illinois and many of McQuade’s actions challenged in this Complaint occurred in, or were directed at, this State.
     12. Defendant Duane M. Tyler (“Tyler”) has served a director of the Company at all relevant times. In connection with the Sale Agreement, Tyler is entitled to receive (i) a cash payment of approximately $22,400.00 for his unvested options and (ii) a cash payment of an undisclosed amount for his Restricted Stock Shares. In addition, Tyler will be granted the right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Tyler because Quixote is headquartered in Illinois and many of Tyler’s actions challenged in this Complaint occurred in, or were directed at, this State.
     13. Defendant Clifford D. Nastas (“Nastas”) has served a director of the Company at all relevant times. In connection with the Sale Agreement, Nastas is entitled to receive a cash payment of approximately $22,400.00 for his unvested options. In addition, Nastas will be granted the right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Nastas because Quixote is headquartered in Illinois and many of Nastas’s actions challenged in this Complaint occurred in, or were directed at, this State.
     14. Defendant Trinity Industries, Inc. is a publicly traded company headquartered at 2525 Stemmons Freeway, Dallas, Texas 75207. Trinity, through its subsidiaries, provides various products and services for the industrial, energy, transportation, and construction sectors primarily in the United States. The affiliate of Trinity involved in the Tender Offer is THP Merger Co., a wholly-owned subsidiary of Trinity created for the purpose of making the Tender Offer. Trinity Industries, Inc. is listed on the New York Stock Exchange under the symbol “TRN.”
     15. The defendants identified in paragraphs 7 through 13 collectively constitute the entirety of Quixote’s board of directors. These seven individuals are hereinafter sometimes referred to collectively as the “Individual Defendants.”
     16. Each defendant herein is sued individually and/or as an aider and abettor. The Individual Defendants are also sued in their capacity as directors of Quixote. The liability of each defendant arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.
CLASS ACTION ALLEGATIONS
     17. Plaintiff brings this action as a class action pursuant to 735 ILCS 5/2-801 on behalf of itself and all other shareholders of the Company (except the defendants herein and any person(s), firm(s), trust(s), corporation(s), or other entit(ies) related to or affiliated with defendants), who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).
     18. The members of the Class are so numerous that joinder of all of them would be impracticable. While the exact number of Class members is unknown to plaintiff, and can be ascertained only through appropriate discovery, plaintiff believes there are many hundreds, if not thousands, of Class members. As of December 29, 2009, Quixote had over nine million shares of common stock outstanding.
     19. There are questions of law and fact common to the members of the Class that predominate over any questions which, if they exist, may affect individual Class members. The predominant questions of law and fact include, among others, whether:
          (a) the defendants have and are breaching their fiduciary duties to the detriment of Quixote shareholders;
          (b) the Class has been damaged and the extent to which members of the Class have sustained damages, and what is the proper measure of those damages.
     20. Plaintiff will fairly and adequately protect the interests of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.
     21. A class action is an appropriate method for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute individual actions. Also, the prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standards of conduct for the party opposing the class, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests. Plaintiff anticipates no difficulty in the management of this action as a class action.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     22. By virtue of their positions as directors, and where applicable, officers of Quixote and/or their exercise of control and ownership over the business and corporate affairs of Quixote, the Individual Defendants have, and at all relevant times had, the power to control and influence and did control and influence and cause Quixote to engage in the practices complained of herein. Each Individual Defendant owed and owes Quixote and its shareholders fiduciary obligations and were and are required to: (1) use their ability to control and manage Quixote in a fair, just and equitable manner; (2) act in furtherance of the best interests of Quixote and its shareholders; (3) act to maximize shareholder value in connection with any change in ownership and control; (4) govern Quixote in such a manner as to heed the expressed views of its public shareholders; (5) refrain from abusing their positions of control; and (6) not to favor their own interests or Trinity’s interests at the expense of Quixote and its public shareholders. Where it appears that a director has obtained any personal profit from dealing with the corporation, and the transaction is drawn into question as between him and the stockholders of the corporation, the burden is upon the director or officer to show that the transaction has been fair, open and in the utmost good faith.
     23. As alleged in detail below, defendants have breached, and/or aided other defendants’ breaches of, their fiduciary duties to Quixote public shareholders by acting to cause or facilitate the Sale Agreement because it is not in the best interests of those shareholders, but is in the best interests of the Individual Defendants who will collectively receive significant personal profits as a result of the Sale Agreement, which they would not otherwise receive at this time.

     24. Because defendants have knowingly or recklessly breached their fiduciary duties in connection with the Sale Agreement, and/or are personally profiting from the same, the burden of proving the inherent or entire fairness of the Sale Agreement, including all aspects of its negotiation, structure, and terms, is borne by Defendants as a matter of law.
     25. Further, as alleged in detail infra, the Individual Defendants have breached their fiduciary duty of disclosure in that on January 7, 2010, they filed with the SEC a recommendation statement (in connection with recommending that shareholders tender their shares pursuant to the Tender Offer) but concealed certain material information which a reasonable shareholder would find material in determining whether to vote tender their shares. Among other things, the Defendants have failed to disclose material information including information regarding (i) the conflict of interests of the Company’s directors, (ii) the financial basis underlying the fairness opinion by the Company’s financial advisor, Morgan Keegan & Company, Inc. (“Morgan Keegan”), that the price to be paid pursuant to the Sale Agreement is fair (the “Fairness Opinion”), and (iii) the purported “sale process” that the Individual Defendants engaged in prior to entering into the Sale Agreement — all information which courts have repeatedly held ought to be disclosed to shareholders.
SUBSTANTIVE ALLEGATIONS
A.	Quixote Is A Strong Company With The Potential For Greater Growth
     26. Like most companies, Quixote suffered during the recent economic downturn affecting the United States and the world economy. In fact as the graph below — which sets forth the trading price of the Company’s stock for the past five years —

illustrates, the trading price of the Company’s stock has plummeted from trading as high as $20.00 through 2008 to $1.75 per share in 2009:
     27. However, as reflected in the Company’s recent financial performance, Quixote is a strong company with the potential for greater growth. In fact in a press release dated August 20, 2009 and headlined “Quixote Corporation Reports Fiscal 2009 Fourth Quarter Results” (the “August Press Release”), the Company reported, inter alia, the following results for the fourth fiscal of 2009 which ended June 30, 2009:
▪	The Company returned to profitability with quarterly adjusted EBITDA of $2.6 million.

▪	Backlog increased to $19.2 million or 10% over the prior year.

▪	Inform segment quarterly sales increased 35% the prior year.
     28. In the August Press Release, the Company’s President and CEO, Bruce Reimer, as follows with regard to the Company’s performance and prospects in fiscal year 2010:

We are pleased with our results for the fourth quarter which reflect a return to profitability and solid cash flow generation of $2.6 million in adjusted EBITDA. Results for the fourth quarter reflect marked improvement over the third quarter with 21% growth in revenue. Our overall sales performance was driven by the Protect and Direct segment, which had sales growth of 25% over the third fiscal quarter of 2009 primarily as a result of its seasonal pick-up in activity. We are particularly pleased with the growth in our Inform segment as sales increased 11% from the 2009 third fiscal quarter and 35% from the 2008 fourth fiscal quarter. We also began to see signs of improving demand as we ended the year with total backlog of $19.2 million, an increase of 10% over last year.
... Fiscal 2009 was clearly a challenging year for us. The global economic downturn particularly impacted state transportation spending resulting in reduced demand for our products. In response, we aggressively managed our costs to better align them with current business conditions. We reduced headcount by 12% and believe we have removed approximately $4 million from our cost structure. In addition, we made great strides in managing our working capital by lowering both inventories and accounts receivable. As we emerge from fiscal 2009, we are now a leaner, more efficient company with a much improved cost structure.”
... Looking ahead, although our visibility remains limited, we are cautiously optimistic that there will be an increase in domestic spending as a result of the $27 billion in transportation stimulus funding which we believe will help drive our results domestically for the next 18 to 24 months. We also believe that international markets will continue to be an important source of growth. These drivers along with a more efficient cost structure position us well for modest growth and improved profitability. As a result, we anticipate that our first quarter of fiscal year 2010 will be similar to the prior year’s first quarter.
     29. Similarly, in a press release dated October 29, 2009 headlined “Quixote Corporation Reports Fiscal 2010 First Quarter Results (the “October Press Release”), the Company reported the following improvements for the first fiscal quarter of 2010 which ended September 30, 2009:
▪	Net sales increased 7% over the prior year to $26.9 million.

▪	Inform segment sales increased 24% over the prior year.

▪	Operating profit increased 40% over the prior year to $1.9 million.

     30. In the October Press Release, the Company’s President and CEO, Bruce Reimer, as follows with regard to the Company’s performance and prospects in fiscal year 2010:
Our first fiscal quarter results exceeded our expectations driven by growth in both of our operating segments as sales in the Inform segment increased 24% and sales in the Protect and Direct segment achieved record first quarter sales increasing 2%. We also saw growth in both the domestic and international markets, with domestic sales increasing 9% driven in part by initial activity related to stimulus spending. International sales increased 2% over the record first quarter sales levels achieved a year ago. Our results also benefitted from the cost reductions we’ve made, allowing for enhanced gross margin and profitability during the quarter.
... During the quarter, we continued to strengthen our financial position, generating solid cash flow with adjusted EBITDA of $3 million and ending the quarter with excess cash of $2.5 million over borrowings against our revolving credit facility. In addition, we were pleased to recently receive an extension of our revolving credit facility through January 31, 2010. We believe that this $5 million facility, along with cash currently on hand and cash expected to be generated in the next several months, will give us sufficient liquidity through that period.
... We are encouraged by our results for the first quarter and our continued strong backlog levels. We enter our seasonally slower fiscal second quarter well positioned, both operationally and financially. While our visibility remains limited, we currently expect significantly improved performance in the fiscal 2010 second quarter over the second quarter last year and our objective is to generate profitable results.
B.	Notwithstanding The Company’s Prospects For Future Growth The Company’s Directors Caused It to Enter An Agreement To Be Purchased Pursuant To An Unfair Process And At An Inadequate Consideration
     31. Notwithstanding that the Company had just returned to profitability and its excellent prospects for future growth, on or about December 30, 2009, the Company’s directors caused it to announce that it has entered into an agreement for Trinity to acquire the outstanding common shares and equivalents of Quixote for cash of $6.38 per share, or approximately $61 million (the “December Press Release”). According to the December

Press Release, the acquisition of the Company will be accomplished through a tender offer for Quixote’s common shares by a wholly-owned subsidiary of Trinity, THP Merger Co., and is expected to close in the first quarter of 2010.
     32. Notably, in 2008 both Trinity and another buyer identified in the Recommendation Statement as Company A indicated their respective interest of acquiring the Company as high as $13.00 and $16.00 respectively. However, in December 2008, after Trinity determined to terminate discussions to acquire the Company, the Company’s directors also determined to terminate the sale process instead of continuing discussions with other potential buyers including Company A.
     33. In order to coerce plaintiff and Quixote’s other public shareholders to tender their shares pursuant to the Tender Offer, Trinity sought and gained the following preclusive deal protection devices from the Individual Defendants — who were eager to reap the substantial monies they are personally receiving in connection with the Sale Agreement — which deal protection devices effectively ensured the sale of the Company to Trinity and discouraged other buyers from offering a superior price for the Company:
•	A “Top-Up Option” which grants Trinity the option to purchase from Quixote up to that number of additional shares sufficient to cause Trinity to own one share more than 90% of the total outstanding shares of the Company, thus enabling Trinity to effect a short-form merger without a shareholder vote or any further action by the stockholders of Quixote.

•	A No Solicitation Clause which severely restricts the Company’s ability to solicit and/or otherwise engage in discussions with other potential buyers for the Company.

•	A Matching Rights Provision which affords Trinity the opportunity to “top” any subsequent superior offer for the Company in the unlikely event that occurs.

•	A Termination Fee which obligates the Company to pay an unusually high termination fee of $3 million, approximately 4.9% of the consideration payable pursuant to the Sale Agreement, to Trinity if it accepts a superior proposal to acquire the Company.
     34. On January 7, 2010, Trinity commenced the Tender Offer, which is scheduled to expire at midnight New York City time on February 4, 2010, unless extended.
C.	All of Quixote’s Directors Will Receive Personal Benefits That They Would Not Otherwise Receive At this Time Absent the Sale Agreement
     35. Quixote’s management and the members of its Board of Directors have interests in the Sale Agreement and Tender offer that are different from or in addition to the interests of the Company’s stockholders, inter alia, as set forth below.
          a. Payments For Restricted Stock Shares And Unvested Options. Pursuant to the Sale Agreement, (i) all restrictions underlying Restricted Stock Shares will lapse and will entitle the holder of such shares to cash and (ii) the vesting of each unvested option to purchase the Company’s stock will accelerate and entitle the holder to cash. The table below set forth the amount of payment that each Quixote director will receive in connection with the Sale Agreement, including the cash payments payable pursuant shares underlying Restricted Stock Shares and unvested options.

	Value of Shares
	Owned Including	Option Spread
	Shares Underlying	Value from	Total Cash
	Restricted Stock	Unvested	Payments on
Director	Awards	Options	Termination	Total
Leslie J. Jezuit	$864,840.90	$22,400.00	—	$887,240.00
Bruce C. Reimer	$110,661.10	—	$171,839.00	$1,282,500.10
Daniel P. Gorey	$534.293.10	$172,000.00	$1688,981.00	$2,395,274.10
Robert D. van Roijen	$719,026.00	$22,400.00	—	$741,426.00
Lawrence C. McQuade	$371,954.00	$22,400.00	—	$394,354.00
Clifford D. Nastas	—	$33,400.00	—	$22,400.00
          (b) Indemnification. Further, each of the Individual Defendants will be granted rights to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement (the “Effective Time”) for six years after the Effective Time — thereby insulating them from all liability arising from the Sale Agreement and Tender Offer.
     36. Notably, the Individual Defendants would not receive payments for their restricted stock shares and unvested options now absent the Sale Agreement. Therefore, each of the Individual Defendants had and has a conflict of interest with regard to the Sale Agreement and Tender Offer.
D.	The Materially Misleading And/Or Incomplete Recommendation Statement
     37. In addition, the Individual Defendants are breaching their fiduciary duties of full disclosure to Plaintiff and Quixote’s other public shareholders in connection with the Sale Agreement and Tender Offer. In this regard, on January 7, 2010, the Individual

Defendants filed the Recommendation Statement with the SEC and mailed the same to Plaintiff and Quixote’s other public shareholders in connection with recommending that shareholders tender their shares pursuant to the Tender Offer. However, the Recommendation Statement is deficient in that it misrepresents and/or omits, inter alia, material information as alleged below:
(i)	According to the Recommendation Statement, pursuant to the merger agreement, each award of restricted Common Stock granted under the Company’s Stock Plans, including any restricted stock award (a “Restricted Stock Award”), will have its forfeiture provisions lapse and will entitle the holder to cash payment. The Recommendation Statement also indicates that as of December 31, 2009, the directors and Executive Officers of Quixote beneficially owned, Restricted Stock Awards for 103,370 shares of Quixote Common Stock. However, the Recommendation Statement is deficient because it fails to disclose the amount of Restricted Stock Awards that each director holds.

Information regarding the conflict of interests of the Company’s directors is material and must be disclosed.

(ii)	According to the Recommendation Statement, for its Discounted Cash Flow Analysis, Morgan Keegan relied upon projections for fiscal years 2010 through 2014 and calculated the range of net present values based on a range of discount rates from 15% to 20%; a range of terminal value EBITDA multiples of 6.0x to 8.0x and a range of perpetuity growth rates of 1.0% to 5.0%. The Recommendation Statement is deficient because it fails to disclose (a) the projections used for this analysis as well as the (b) methodology used to select the discount rates, the EBITDA multiples and the perpetuity growth rates.

Information relied upon by the Company’s financial advisors in creating their fairness opinion, particularly where a banker’s endorsement of the fairness of a transaction is touted to shareholders, is relevant and must be disclosed. Further, once Defendants traveled down the road of partial disclosure, they had and have an obligation to provide the stockholders with accurate, full, and fair information.

(iii)	According to the Recommendation Statement, in evaluating the Sale Agreement and the transactions contemplated therein, Quixote’s board of directors considered that, during the strategic process, “JPMorgan and Morgan Keegan solicited third party interest in a possible transaction with Quixote from and provided financial and operation information to a number of potential strategic acquirers.” The Recommendation Statement is deficient because it fails to disclose (a) other than Trinity and Company A, how many other strategic parties were contacted during the period of January 2008 to December 30, 2009, (b) were any private equity parties contacted, (c) during the period of January 2008 to December 30, 2009 did the Company receive any indications of interests in acquiring either the Company or any of its segment from any entity other than Company A, Trinity and Vaisala Inc. (“Vaisala”), and (d) was the potential strategic party and the potential management buyer with whom JPMorgan spoke during July 2008 and August 2008 contacted when the sale process resumed in 2009.

Information regarding the fairness of the sale process is material and must be disclosed. Further, this information is material to Quixote’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Quixote’s public shareholders and to put the interests of those shareholders before their own.

(iv)	According to the Recommendation Statement in evaluating the Sale Agreement and the transactions contemplated therein, Quixote’s board of directors considered “whether parties other than Trinity or Company A would be willing or capable of entering into a transaction with Quixote that would provide value to Quixote’s stockholders superior to the Offer Price.” The Recommendation Statement is deficient because it fails to disclose the conclusion reached from this consideration.

Information regarding the fairness of the sale process is material and must be disclosed. Further, this information is material to Quixote’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Quixote’s public shareholders and to put the interests of those shareholders before their own.

(v)	According to the Proxy Statement, in late September 2009, Vaisala expressed interest in a possible acquisition of the Company’s Inform Business Segment and in December 2009 the Company’s board approved the sale of the Company’s Inform Business Segment to Vaisala. The Recommendation Statement is deficient because it fails to disclose (a) the rationale for selling the Company’s Inform Business Segment to Vaisala instead of seeking a sale of the entirety of the Company, (b) did Trinity indicate that it was not interested in acquiring the Company’s Inform Business Segment, (c) were the indication of interests from Company A indications to acquire the entirety of the Company, and (d) were any other companies contacted to ascertain whether anyone else were interested in paying a higher price than Vaisala for the Company’s Inform Business Segment.

Information regarding the fairness of the sale process is material and must be disclosed. Further, this information is material to Quixote’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Quixote’s public shareholders and to put the interests of those shareholders before their own.

(vi)	According to the Recommendation Statement in evaluating the Sale Agreement and the transactions contemplated therein, Quixote’s board of directors considered “whether parties other than Trinity or Company A would be willing or capable of entering into a transaction with Quixote that would provide value to Quixote’s stockholders superior to the Offer Price.” The Recommendation Statement is deficient because it fails to disclose the conclusion reached from this consideration.

Information regarding the fairness of the sale process is material and must be disclosed. Further, this information is material to Quixote’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Quixote’s public shareholders and to put the interests of those shareholders before their own.

(vii)	According to the Recommendation Statement, on October 16, 2009, Mr. McWhirter and Mr. Stiles of Trinity met with Mr. Jezuit and Mr. Gorey to discuss the possibility of Trinity acquiring a portion of Quixote’s Protect and Direct business segment. The Recommendation Statement is deficient because it fails to disclose

(a) at whose request was this meeting held and (b) were discussions held regarding Trinity acquiring the entire Company.

Information regarding the fairness of the sale process is material and must be disclosed. Further, this information is material to Quixote’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Quixote’s public shareholders and to put the interests of those shareholders before their own.
(viii)	According to the Recommendation Statement, during July 2008 and August 2008, JPMorgan representatives had several conversations with Company A and its financial representatives. During this period, JPMorgan also spoke with another potential strategic buyer, as well as representatives of a Company employee who had expressed interest in proposing a management buyout of Quixote (the “Management Buyer”). The Recommendation Statement is deficient because it fails to disclose the substance of the conversations with Company A and its representatives and the Management Buyer.

Information regarding the fairness of the sale process is material and must be disclosed. Further, this information is material to Quixote’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Quixote’s public shareholders and to put the interests of those shareholders before their own.

(ix)	According to the Recommendation Statement, on August 5, 2008, JPMorgan made a presentation at a meeting of the board of directors of the Company in Chicago, Illinois covering a range of topics, including valuation, strategic alternatives and the results of their discussions with third parties. The Recommendation Statement is deficient because it fails to disclose the substance of this presentation including information regarding valuation and the strategic alternatives available to the Company.

Information regarding the fairness of the sale process is material and must be disclosed. Further, this information is material to Quixote’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Quixote’s public shareholders and to put the interests of those shareholders before their own.

(x)	According to the Recommendation Statement, on October 8, 2008, the board of directors of Quixote met in Chicago, Illinois. At that meeting, JPMorgan provided an update on its discussions with Company A, provided its evaluation of other potential buyers, updated its valuation review of the Company and presented an overview of the credit market crisis and its potential effects on any strategic transactions. Holland & Knight then made a presentation on governance matters. The board of directors and its advisors had a series of discussions on these presentations. The Recommendation Statement is deficient because it fails to disclose the substance of this presentation as well as the discussions had regarding the same.

Information regarding the fairness of the sale process is material and must be disclosed. Further, this information is material to Quixote’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Quixote’s public shareholders and to put the interests of those shareholders before their own.
FIRST CAUSE OF ACTION
CLAIM FOR BREACH OF FIDUCIARY DUTIES OF, INTER ALIA, GOOD
FAITH, LOYALTY, FAIR DEALING, AND DUE CARE
(Against the Individual Defendants)
     38. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.
     39. By reason of the foregoing, the Individual Defendants have breached their fiduciary duties of, inter alia, good faith, loyalty, fair dealing, and due care to Plaintiff and the Class and/or aided and abetted in the breach of those fiduciary duties.
     40. As a result, Plaintiff and the Class have been and will be damaged.

SECOND CAUSE OF ACTION
CLAIM FOR FAILURE TO DISCLOSE
(Against Quixote and the Individual Defendants)
     41. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.
     42. Under applicable law, the Individual Defendants and Quixote have a fiduciary obligation to disclose all material facts in the Recommendation Statement in order that Quixote shareholders can make an informed decision as to whether to tender their shares pursuant to the Tender Offer. As alleged in detail above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material omissions.
     43. As a result of these failures to disclose, Plaintiff and the Class have been and will be damaged.
THIRD CAUSE OF ACTION
CLAIM FOR COERCION AND AIDING AND ABETTING BREACHES OF
FIDUCIARY DUTY
(Against Trinity)
     44. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.
     45. The Individual Defendants owed plaintiff and Quixote’s other public shareholders duties of care, loyalty, good faith, fair dealing and disclosure. As earlier alleged, the Individual Defendants breached these fiduciary duties. Trinity has aided and abetted the Individual Defendants in the breaches of their fiduciary duties to Quixote’s shareholders, and is also coercing plaintiff and Quixote’s other public shareholders to tender their shares pursuant to the Tender Offer, by, among other things, (a) insisting that it be granted the “Top-Up Option” which enables it to effect a short-form merger without a shareholder vote or any further action by the stockholders of Quixote, (b) severely restricting the Company’s ability to solicit and/or otherwise engage in discussions with other potential buyers for the Company, (c) obligating the Company to pay an unusually high termination fee of $3 million, approximately 4.9% of the consideration payable pursuant to the Sale Agreement, to Trinity in order to accept a superior proposal to acquire the Company and (d) agreeing to indemnify the Individual Defendants for liability arising as a result of their wrongful conduct as alleged herein. These concessions insisted upon by Trinity effectively coerced plaintiff and Quixote’s other public shareholders to tender their shares pursuant to the Tender Offer and precluded any other potential buyer from making a superior offer for the Company. Further, the proposed sale of Quixote to Trinity could not take place without the knowing participation of Trinity.
     46. As a result, Plaintiff and the Class have been and will be damaged. WHEREFORE, plaintiff demands judgment as follows:
     1. determining that this action is a proper class action, and that plaintiff is a proper Class representative;
     2. declaring that the Individual Defendants have breached their fiduciary duties to plaintiff and the Class and aided and abetted such breaches;
     3. declaring that Trinity has aided and abetted the Individual Defendants in the breaches of their fiduciary duties to plaintiff and the Class;

     4. awarding plaintiff and the class compensatory and/or rescissory damages as allowed by law;
     5. awarding interest, attorney’s fees, expert fees and other costs, in an amount to be determined; and
     6. granting such other relief as the Court may find just and proper.

Dated: January 13, 2010	LELAND E. SHALGOS, ESQ.
	By:	/s/ Leland E Shalgos
2650 West 51st Street
Chicago, Illinois 60632 Attorney No. 22665 Telephone: (773) 925-1700 Facsimile: (773) 925-1040

Counsel for Plaintiff
Of Counsel
THE BRUALDI LAW FIRM, P.C.
29 Broadway, Suite 2400
New York, New York 10006
Telephone: (212) 952-0602
Facsimile: (212) 952-0608